October 3, 2018

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

       Re: Sharing Economy International Inc.
           Amendment No. 1 to
           Preliminary Proxy Statement on Schedule 14A
           Filed September 12, 2018
           File No. 001-34591

Dear Mr. Wu:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our August 30,
2018 letter.

Preliminary Proxy Statement on Schedule 14A Amended September 12, 2018

Approval of Amendment to Articles of Incorporation, page 11

1. Please expand your response to prior comment 1 to provide us a table that includes each of your announced potential acquisitions and the sources of capital for those transactions.
2. Please clarify whether the 463,599 shares mentioned in footnote 1 represent the shares underlying the note or the warrant.
3. Please identify the class of preferred stock to which you refer in footnote 3.
 Jianhua Wu
Sharing Economy International Inc.
October 3, 2018
Page 2
4. Please show us how your response to prior comment 1 considers the amendment to your long-term incentive plan mentioned in this preliminary proxy statement, and your share issuance and related shortfall commitments to consultants like those mentioned on pages
      19 and 20 of your latest Form 10-Q. Also tell us how your disclosure on page 11 of the number of shares to be issued for the tenancy agreement is reconcilable to the information on page 23 of the Form 10-Q.
      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.



                                                           Sincerely,
FirstName LastNameJianhua Wu
                                                           Division of
Corporation Finance
Comapany NameSharing Economy International Inc.
                                                           Office of
Electronics and Machinery
October 3, 2018 Page 2
cc:       Lawrence Venick
FirstName LastName